EXHIBIT 10.1

Separation and Release Agreement

August 21, 2006

Bart J. Doedens, M.D.

Re: Separation and Release Agreement

Dear Bart:

This Separation and Release agreement ("Agreement") will serve as formal confirmation of your resignation from employment as Vice President, Biomet, Inc. and President, EBI, L.P. (collectively "Biomet") and any positions you may hold with any Affiliates (as defined below) of Biomet effective at close of business on Friday, July 14, 2006 (the "Effective Date").

To ease your transition, Biomet offers you the following separation package. If you accept the terms of this Agreement, Biomet will provide the following consideration to you, in gross, less all applicable payroll tax withholdings and authorized or required deductions:

a.         Payment of your present base-salary of $425,000 for a period of twelve (12) months from the Effective Date payable on a bi-weekly basis consistent with EBI's regular salary paymentschedule.  In the event of your incapacity or death, Biomet shall pay any amount remaining due hereunder to your estate, heirs, designee(s), successors, or assigns according to the same bi-weekly schedule.

b.         Payment of your current car allowance of $12,350 for a period of twelve (12) months from the Effective Date payable on a bi-weekly basis in the amount of $475 consistent with EBI's regular salary payment schedule.

c.         Should you elect COBRA continuation coverage, Biomet shall pay COBRA premiums for you, your wife and children for a period of eighteen (18) months from the Effective Date.  Thereafter, you shall be financially responsible for all continuation payments.

d.         Through July 14, 2007, Biomet shall, at its sole expense, reimburse you for the cost (not to exceed $20,000 in the aggregate), as incurred, for attorney's fees and costs incurred by you in connection with the negotiation and execution of this Agreement and/or outplacement services, the scope and provider of which shall be selected by you in your sole discretion.

e.         As additional consideration to you for your acceptance of the terms of this Agreement, the Stock Option Committee of Biomet, Inc. has agreed to accelerate the vesting periods of those stock option agreements that have been awarded to you through the course of your employment with Biomet. As a result, upon execution of this Agreement, you shall have the right, but not the obligation, to exercise all outstanding options in full notwithstanding the terms and conditions set forth in the plan governing the option or in any notice of option. However, all options granted to you, including any accelerated options, will expire and will no longer be exercisable after close of business Friday, July 14, 2006.

f.          Biomet shall purchase (or cause to be purchased) your New Jersey house at 102 Carriage House Road, Bernardsville, New Jersey 07924, for $2,200,000 cash.  The closing shall occur within forty (40) days from the Effective Date hereof (August 23, 2006).  Biomet shall pay all of your closing costs, including the New Jersey real estate transfer fee.  It is understood and agreed by you and Biomet that no commission is owed by you to any real estate broker in connection with your sale of the New Jersey house to Biomet and that Biomet will not be responsible for any such commission.

g.         Biomet shall reimburse your closing costs of $91,713.00 incurred in connection with the sale of your home in Sewall's Point, Florida and your closing costs of $54,844.46 incurred in connection with the purchase of the New Jersey house.

In addition, Biomet agrees that you shall continue to be entitled to any rights to indemnification under Biomet's or its affiliates' directors and officers liability insurance, Articles of Incorporation or Bylaws until July 14, 2007 as if you had continued to be an actively employed executive officer of Biomet for that purpose, and thereafter with respect to claims relating to the period prior to July 14, 2007.

Except as specifically addressed in this Agreement, other post-separation benefits will be governed by the terms of the applicable Biomet, Inc. benefits plans and applicable law.

In exchange for this separation package, part of which you would not otherwise be entitled to, you agree to the following:

            aa.        You agree that your relocation bonus of $720,000 (gross) ($500,760 net) shall be reduced to $232,000 (gross) (approximately $100,000 net).  You shall refund to Biomet $400,000 in cash or by wire transfer immediately upon your receipt of the net proceeds derived from the sale of the New Jersey house to Biomet.  Your agreement to refund $400,000 of the relocation bonus reflects the recognition by you and Biomet that the bonus was not fully earned in light of the unanticipated early termination of your employment.  The W-2 Biomet provides to you for 2006 shall reflect a gross relocation bonus of $232,000, consisting of approximately $100,000 net and $132,000 of tax withholdings.

            bb.       By countersigning and returning this Separation and Release Agreement you unconditionally release and forever discharge any and all claims and causes of action which you may now have, whether known or unknown, against Biomet, its Affiliates, and their respective current and former boards of directors, officers, agents and employees. This release includes, but is not limited to, any claims that might arise in tort or in contract and any claim based on allegations of wrongful discharge and/or breach of contract, and those alleging any violation or discrimination on the basis of race, color, sex, religion, national origin, age, disability, or any other basis under Title VII of the Civil Rights Act, Americans With Disabilities Act, Family and Medical Leave Act, the Age Discrimination in Employment Act ("ADEA"), the New Jersey Law Against Discrimination; New Jersey's Conscientious Employee Protection Act; and New Jersey's Family Leave Act; all as amended, or any claim alleged to arise under any other federal, state, or local law, rule, or regulation. You also agree that your rights under the aforementioned statutes or any other federal, state, or local law, rule or regulation are effectively waived by this Agreement. In accepting terms of this Agreement, you do not waive any rights or claims that may arise out of events that may occur after you countersign below. For purposes of this Agreement, the term "Affiliates" means any other entity that, directly or indirectly, controls, is controlled by, or is under common control with, Biomet and all employee benefit plans (and fiduciaries of such plans) sponsored by any of such entities.

            cc.        In signing this Agreement, you warrant that, to the extent that you are aware of any potential or suspected violations of Biomet's Code of Business Conduct and Ethics, Fraud and Abuse Compliance Policies and EBI's Standard of Conduct for the Prevention of Health Care Fraud and Abuse (collectively Biomet's "Business Ethics Policies") and other applicable laws, including the Federal Anti-Kickback Statute, the False Claims Act, and the Stark laws, you have reported such potential or suspected violations to the appropriate Biomet personnel.

            dd.       In signing this Agreement, you also agree that the terms of this Agreement shall remain strictly confidential; however, you may disclose the terms of this Agreement to your spouse and legal or tax advisor(s) only provided they agree to maintain the confidentiality of this Agreement. Any breach by you of the terms of this Agreement, including the confidentiality commitment, shall entitle Biomet to recover any separation compensation paid to you or on your behalf, plus legal interest.

            ee.        As part of the consideration being provided to you under this Agreement, Biomet expects you to make yourself reasonably available to Biomet and/or its legal counsel and other designated representatives or agents through the period in which you are receiving payments from Biomet, i.e. July 14, 2007. As a result, you agree to the following:

                  1.   Respond to the best of your ability to reasonable inquiries from Biomet concerning ongoing matters within your knowledge and/or former area of responsibility and to assist Biomet in transitioning those matters to other Biomet personnel;

                  2.         To fully cooperate with Biomet and/or its legal counsel and other designated representatives or agents in providing information in connection with threatened, pending or future investigations or litigation, including giving depositions and appearing for live interviews and proceedings. Biomet shall be responsible to pay you, outside of the payment set forth above, (after the submission of a written expense report) for all out-of- pocket expenses for travel, lodging, meals and related expenses incurred by you in providing services to cooperate in providing information in connection with threatened, pending or future investigations or litigation related to your employment duties with Biomet to and including July 14, 2006. Such travel and services must be specifically requested by Biomet; and

                  3.         The foregoing services shall not exceed twenty (20) hours per week, an aggregate of not more than forty (40) hours per month, and an aggregate of not more than two-hundred and fifty (250) hours per year.  Absent your agreement to the contrary, your consulting services are to be performed during regular business hours and during Biomet's customary work week, Monday through Friday, excluding holidays. Biomet shall provide you with reasonable notice (a minimum of ten business days is presumed to be reasonable) of when your consulting services will be needed.  Your consulting obligations to Biomet hereunder shall not preclude you from accepting or fulfilling the obligations associated with full time employment with a new employer.  If you become employed during the term of this agreement, Biomet will make reasonable efforts to minimize your consulting obligations hereunder and to schedule said obligations at times that do not interfere with your obligations to your new employer.

            ff.         You acknowledge that you have knowledge of certain trade secrets of Biomet and its Affiliates, including information concerning the businesses, products, research and development activities, operations, future plans, methodologies and customers of Biomet and its Affiliates. You shall forever hold in fiduciary capacity for the benefit of Biomet and its Affiliates and their respective businesses all secret or confidential information, knowledge or data relating to Biomet and its Affiliates and their respective businesses, which you have obtained during your employment. You shall not, without Biomet's prior written consent, or as may otherwise be required by law or legal process (provided Biomet has been given notice of any opportunity to challenge or limit the scope of disclosure purportedly so required) allow others to use to their personal advantage or communicate or divulge any such information, knowledge or data to anyone other than Biomet and its Affiliates and those specifically designated by Biomet or to an attorney retained by you to provide legal advice with respect to this provision of the Agreement, provided such attorney has agreed to keep such information confidential.  The restrictions imposed upon you by this paragraph shall automatically terminate with respect to any trade secret or other confidential information once said information is made public by Biomet or its Affiliates or otherwise becomes generally known, due to the actions of persons other than you, to well informed persons working in the field to which the information pertains.

            gg.        You acknowledge that if you were to become employed by a Competing Organization ("Competing Organization" means an organization which creates, develops, manufactures, or distributes appliances or devices currently distributed by Biomet or any of its Affiliates), your new job duties and the products, services and technology of the competing organization would be so similar or related to those contemplated by this Agreement that it would be very difficult for you not to rely on or use the Company's or its Affiliate's trade secrets. You further acknowledge that you, and any Competing Organization, cannot avoid using the trade secret information, due to the fact that even in the best good faith, you cannot as a practical matter avoid using the knowledge of the Company's or its Affiliates' confidential methods and trade secrets in your work with a Competing Organization. Accordingly, through January 14, 2007, you will not (without the written consent of Biomet); directly or indirectly, own, manage, operate, control or participate in the ownership, management, operation or control of, or be connected as an officer, employee, partner, director, member, consultant or otherwise with, or have any financial interest in, any Competing Organization; provided that ownership, for personal investment purposes only, of less than 5% of the voting stock of any publicly held corporation shall not constitute a violation hereof.  If you become employed by a Competing Organization after January 14, 2007 and before July 14, 2007, you agree that Biomet will not be obligated to continue the payments required by paragraphs "a," "b," and "c" above, after the date upon which your employment with the Competing Organization starts.

            hh.        Through July 14, 2007, you shall not, directly or indirectly, on behalf of yourself or any other person solicit for employment (other than for Biomet or any of its Affiliates) any person known by you to be employed at the time by Biomet or any of its Affiliates.

            ii.          You acknowledge and agree that any breach of the restrictive covenants contained in this Agreement (collectively referred to as the "Restrictive Covenants") will result in irreparable injury to Biomet. Biomet would not have agreed to the terms and the provisions of this Agreement but for the Restrictive Covenants. You agree that, in the event of such a violation or threatened violation, in addition to any remedies at law, Biomet shall be entitled to seek equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy that may then be available and that the prevailing party in any such proceeding shall also be entitled to recover attorneys' fees and costs from the non-prevailing party.  If any court determines that any of the covenants contained in this Agreement, including, without limitation, any of the Restrictive Covenants, or any part thereof, is unenforceable because of the duration, geographical scope of such provision, or such other reason as determined by a court, as the case may be, then said covenant or covenants shall be reduced/modified so that such unenforceable provision becomes enforceable and, in its reduced/modified form, such provision shall be enforced.

            jj.         You agree not to make any statement, which a reasonable person would consider disparaging to Biomet or its Affiliates and their officers, directors or employees. The provisions of this paragraph shall remain in full force and effect until July 14, 2007.

            kk.       You acknowledge that you were first presented with a draft of this Agreement on July 12, 2006 and have had an opportunity to fully consider its terms, to consult with an attorney of your own choosing, and to propose revisions to the Agreement (some of which were agreed to by Biomet) prior to countersigning this Agreement.  Once you have countersigned this Agreement, you will have seven (7) days to reconsider. During that seven-day period you may revoke your acceptance of the offer by delivering written notice of revocation to Darlene Whaley, Senior Vice President, Human Resources for Biomet, Inc., 56 E. Bell Drive, P0 Box 587, Warsaw, IN 46581-0587 via overnight courier or fax sent to (574) 372-1783. Should you revoke within the seven-day period, this Agreement and your release of claims will automatically become null and void and Biomet will make no separation payments. If you do not revoke, this Agreement and its release of claims will become binding and irrevocable as of the eighth day after you countersign this letter. Biomet will not make any separation payment until after you have returned this countersigned offer and the seven-day revocation period has expired.  If you revoke this Agreement within the seven-day revocation period, then you shall be obligated to pay to Biomet any gain realized from the exercise of stock options that have been accelerated pursuant to the terms of this Agreement. "Gain realized" shall be calculated based on the market price of Biomet Common Shares as of close of business on the date of exercise. Also, in the event this Agreement is ever held to be invalid or unenforceable (in whole or in part) as to any particular type of claim or charge or as to any particular circumstances, you agree that it shall remain fully valid and enforceable s to all other claims, charges, and circumstances. As to any actions, claims, or charges, excepting any claim challenging this Agreement under the ADEA, that would not be released because of the revocation, invalidity, or unenforceability of this Agreement, you understand and agree that the return of the above-described separation compensation made to you by Biomet, with legal interest, is a prerequisite to asserting or bringing any such claims, charges, or actions.

If you accept terms of this Agreement, please countersign both copies of this letter and return one fully executed original to Darlene Whaley, Senior Vice President, Human Resources for Biomet, Inc., 56 E. Bell Drive, PO Box 587, Warsaw, IN 46581-0587.

Regardless of whether you choose to execute this Agreement, no later than close of business on Friday, July 14, 2006, you must return to Biomet all company property in your possession or control, including, but not limited to, Biomet documents, keys, keycards, credit cards, computer equipment, cellular phones (you may keep your cell phone through the end of July 2006), PDAs, computers, computer disks, and all other items or records. Any unpaid expense reports must be submitted for reimbursement by Friday, July 14, 2006.  Biomet acknowledges that all such items have been returned as of the date this Agreement was signed.

This Agreement shall in all respects be binding upon and inure to the benefit of each party's successors and assigns.

This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey. The provisions of this Agreement are severable. If any provision of the Agreement is declared invalid or unenforceable, the ruling will not affect the validity and enforceability of any other provisions of the Agreement.

Thank you for your service to Biomet. We wish you only the best in your future endeavors.

Very truly yours,

/s/ Garry L. England

Garry L. England

Chief Operating Officer — Domestic Operations

Biomet, Inc.

WITH MY SIGNATURE BELOW, I ACKNOWLEDGE THAT I HAVE CAREFULLY READ THIS AGREEMENT. I UNDERSTAND AND VOLUNTARILY ACCEPT ALL OF ITS TERMS INCLUDING THE FULL AND FINAL RELEASE OF CLAIMS SET FORTH ABOVE.

/s/ Bart J. Doedens_____________                                         Date:  ___8/21/06__________

Bart J. Doedens, M.D.